Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA Email & FedEx

June 7, 2011

Ellen Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:           The Lincoln National Life Insurance Company
           Lincoln Life Variable Annuity Account N
File Nos. 333-172328, 811-08517

Dear Ms. Sazzman:
This letter and the attached prospectus are in response to your comments of May 25, 2011. The blacklined prospectus reflects changes made since the filing dated May 13, 2011.  Several of the comments below were repeated from your original comment letter dated April 8, 2010, and we have noted the original comment number from that letter. We believe that these changes adequately address your comments.

Please note that the 4LATER® Advantage rider has been removed from this product, so any comments relating to that rider are now irrelevant and are not discussed herein.

Comment:                                Expense Table – i4LIFE® Advantage (Comment 4.c.vi from April 8 letter)
It is unclear over what time period the charges cited in the Periodic Optional Rider charges tables (when  i4LIFE® has been purchased) apply. Please clarify (on pp. 7-8) when the charges are imposed, e.g., how does periodic income commencement date relate to the effective date of the i4Life rider. Furthermore, i4Life advantage appears to annuitize the contract after an initial access period. The tables refer to charges for benefits that can be purchased together with the i4Life Advantage benefit, but do not clarify whether or not these charges apply both during the accumulation phase and after annuitization, whether through the i4life Advantage rider or otherwise.

Response:                      The footnotes to this fee table clarify that the i4LIFE® Advantage charge is assessed only on or after the effective date of the i4LIFE® Advantage rider.  A special term for periodic income commencement date has been added to the Special Terms section and we have modified the term “Annuity payouts.” In addition, the Lifetime Income Period has been added to the tables. The two time periods of i4LIFE® Advantage are the Access Period and the Lifetime Income Period; not the accumulation phase and annuitization.

Comment:                                Expense Table – i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0
How does the i4Life Advantage with Guaranteed Income Benefit charge relate to the Lincoln Lifetime IncomeSM Advantage 2.0 charge? Add a second asterisk next to the 2.00% charge in the second column of the table.

Response:                      These purchasers will use the Lincoln Lifetime IncomeSM Advantage 2.0 charge for both i4LIFE® Advantage and the Guaranteed Income Benefit. The format of this table has been modified.

Comment:                                Expense Table – i4LIFE® Advantage (Comment 4.d.i and iii from April 8 letter)
a.
In the first table, please separately disclose the i4Life fee of 0.40% to which the applicable separate account death benefit charge is then added. Similarly in the second table, separately disclose the maximum charges for the GIB feature of 2.00% plus the maximum applicable separate account charges. Alternatively add a chart that reflects the i4Life charge of 0.40% and the maximum and current charges for the GIB feature, and have the table on page 6 continue to reflect the death benefit charges.

b.
The first and second tables describe the i4Life charge with and without the GIB; the third table reflects the charge only with the GIB. For consistency, to the extent applicable, please reflect in the third table, the expenses when the GIB is not elected.

Response:                      The i4LIFE® Advantage charge is not necessarily 0.40%, so we don’t want to disclose this as the charge. The i4LIFE® Advantage charge is the amount stated on the i4LIFE® Advantage table. We have changed the tables to reflect the Guaranteed Income Benefit charge separately.

Comment:                                Expense Table – i4LIFE® Advantage (Comment 4.e. from April 8 letter)
The narrative to the i4Life tables state that these tables replace the separate account annual expenses described above. Please make it clear that these tables only replace the tables above during the Access Period.

Response:                      The i4LIFE® Advantage tables apply the entire time i4LIFE® Advantage is in effect, not just during the Access Period.

Comment:                                Total Annual Fund Operating Expenses Table
Any reimbursement arrangements being relied upon to reduce fund management and other fees must not expire prior to a year from the effective date of this prospectus. Please reconcile this date in light of a June 2011 effective date of this prospectus.

Response:                      We hope that you will reconsider this position. All of our prospectuses currently offering products reflect these reimbursement arrangements.

Comment:                                Charges and Other Deductions – Rider Charges - Lincoln Lifetime IncomeSM Advantage 2.0 Charge
The fourth paragraph of this section is confusing because defined terms are being used without being previously defined. The reference to the 5% Enhancement is confusing. Please clarify the relationship between the 5% Enhancement and the rider charge.

Response:                      Defined terms have been explained in the third and fourth paragraphs of this section. We have clarified increase to the Income Base resulting from a 5% Enhancement.

Comment:                                Rider Charges – i4LIFE® Advantage Charge
Please clarify in this discussion the relationship between the periodic income commencement date, the Access Period and the Lifetime Income Period.

Response:                      The relationship of these three terms is set forth in the paragraph.

Comment:                                Rider Charges (Comment 11. c. i, iii and iv from April 8 letter)
Please revise the description of the charge for i4Life Advantage in the first paragraph of the i4Life Charge section at the top of page 21 to adhere to plain English principles. Please ensure that the description of the charges is consistent with the description in the fee table on pp. 7-8.
a.
For example what is the relationship between the payout phase referred to on the first sentence of this section on page 21 and the periodic income commencement date and the Lifetime Income Period referenced in the starred footnotes to the fee table on page 7.

b.	Please clarify the parenthetical language in the first paragraph “(charges for the Guaranteed Income Benefit are not included and are listed below).”
c.	Please clarify the reference to Access Period and how the charge will change “after the Access Period ends” as described in the first paragraph of this section on page 21.

Response:
This section has been revised as follows:
a.	The term “payout phase” has been removed, and we have added a brief description of the Access Period and the Lifetime Income Period.
b.	This parenthetical has been removed from this discussion.
c.	The specific charges for both the Access Period and the Lifetime Income Period have been clearly outlined in the seventh and eighth sentences of the paragraph.

Comment:                                Rider Charges (Comment 11. g. iii, iv, v and vi from April 8 letter)
In the i4Life Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime Income Advantage 2.0 section, at the top of page 22, please make the following clarifications.
a.
The second to the last sentence of the first paragraph of this section states that purchasers of LLIA 2.0 are guaranteed that in the future the guaranteed maximum initial charge for i4LifeAdvantage with GIB (version 4) will be the guaranteed maximum charge then in effect at the time the contractowner purchases LLIA 2.0. Please clarify exactly what charges are included in the guaranteed maximum charge then in effect, i.e., the charge for the base i4Life Advantage rider as well as the charge for the GIB (version 4)?

b.
The last sentence of the first paragraph of this section states that the charge for i4Life Advantage with GIB is added to the daily mortality and expense risk and administrative charge for the death benefit option. This is inconsistent with the description of these charges in the fee table. Please revise to resolve all apparent discrepancies in the description of charges for this rider.

c.
Please revise the second paragraph of this section that describes how the charge for i4Life Advantage with GIB (version 4) for purchasers of LLIA 2.0 may change if there is a step-up so that the paragraph adheres to plain English principles. For example, clarify the reference to “prior charge rate” and “initial charge rate.” Please also disclose this potential increase in the appropriate fee table.

d.
The prospectus (on page 22) states that if you purchase the Lifetime Income Advantage Rider, you lock in the maximum charge for the i4Life rider at the maximum charge when you purchased the Lifetime Income Advantage Rider. This is touted as a benefit of the exchange. Please clarify why this lock on the rider’s maximum charge is a not simply a requirement of the form as opposed to a benefit of the rider exchange. Alternatively remove this disclosure.

Response:
a.	Yes, the Lincoln Lifetime IncomeSM Advantage 2.0 Guaranteed Maximum charge applies to both i4LIFE® Advantage and the Guaranteed Income Benefit.
b.	We have added clarification that the charge is in addition to the charge of the base contract.
c.
The phrases “prior charge rate” and “initial charge rate” have been removed and the sentence has been re-written. The second footnote to the appropriate fee table discloses that the charge may be increased upon a step-up.

d.
This is a benefit to Lincoln Lifetime IncomeSM Advantage 2.0 purchasers because they will have a guaranteed maximum charge for i4LIFE® Advantage and the Guaranteed Income Benefit. Without this guarantee, they would have to buy i4LIFE® Advantage and the Guaranteed Income Benefit at whatever the current charge is at the time of the purchase (i.e., we could have increased the charge).

Comment:                                Rider Charges (Comment 11. h. i, ii and iii from April 8 letter)
In the example on page 22, please make the following clarifications:
a.
Please clarify how the Income Base of $125,000, the Account Value of $100,000, the 1/2/10 initial i4Life Advantage Regular Income payment of $5051, and 1/2/11 Recalculated Regular Income Payment of $6900 were determined.

b.
Please also clarify in the last portion of the example how the 1/2/12 Annual Charge was determined. Please clarify how that final charge amount reflects an increase to the rider charge as well as an increase in the GIB charge due to a step-up.

c.
Please clarify the reference to an increase in the “LLIA 2.0” charge. It would appear that the increase is to the i4Life Advantage with GIB (version 4) for purchasers of LLIA 2.0 charge, as opposed to an increase in the actual LLIA 2.0 charge inasmuch as LLIA 2.0 is no longer in effect. Please resolve the apparent discrepancy.

Response:
a.	These are the hypothetical assumptions that the Example is based upon. This has been clarified in the Example.
b.	The paragraph after the Example explains the calculation.
c.	The Lincoln Lifetime IncomeSM Advantage 2.0 charge is still the measuring point for increases to the i4LIFE® Advantage with Guaranteed Income Benefit charge.

Comment:                                Surrenders and Withdrawals - Secureline
The sentence about funds left on deposit in other financial institutions (4th paragraph) is confusing.

Response:                      This sentence has been removed from the discussion.

Comment:                                Add language about terminating the Investment Requirements to the termination section of the applicable riders.

Response:                      This language has been added.

Please call me at 860-466-1222 with further comments and questions.

Sincerely,

/s/ Scott C. Durocher

Scott C. Durocher
Counsel
The Lincoln National Life Insurance Company